UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ANGI HOMESERVICES INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

00183L 102

(CUSIP Number)

Gregg Winiarski

Executive Vice President, General Counsel & Secretary

IAC/InterActiveCorp

555 West 18th Street

New York, NY 10011

Telephone: (212) 314-7300

Facsimile: (212) 314-7309

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person or I.R.S. Identification No. of Above Person IAC/InterActiveCorp (84-3727412)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 421,756,247(1)

	8	Shared Voting Power

	9	Sole Dispositive Power 421,756,247(1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 421,756,247(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 85.2% (2)

14	Type of Reporting Person CO

(1)   Reflects 421,756,247 shares of Class B Common Stock, par value $0.001, of ANGI Homeservices Inc. (the “Class B Common Stock”) beneficially owned by IAC/InterActiveCorp (“IAC”) on an as converted basis into shares of Class A Common Stock, par value $0.001, of ANGI Homeservices Inc. (the “Class A Common Stock”) in accordance with their terms.

(2)   Assumes the conversion of all shares of Class B Common Stock beneficially owned by IAC into shares of Class A Common Stock on a one-for-one basis. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Class A Common Stock is entitled to one vote per share, IAC beneficially owns equity securities of ANGI Homeservices Inc. representing approximately 98.3% of the total number of votes of all classes of common stock of ANGI Homeservices Inc., based on 73,414,282 shares of Class A Common Stock and 421,756,247 shares of Class B Common Stock outstanding as of May 1, 2020.

Item 1.         Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of ANGI Homeservices Inc. (“ANGI Homeservices”), whose principal executive offices are located at 3601 Walnut Street, Suite 700, Denver, CO 80205.

Item 2.         Identity and Background.

This Schedule 13D is being filed by IAC/InterActiveCorp, a Delaware corporation formerly known as IAC Holdings, Inc. (“IAC”). The principal business offices of IAC are located at 555 West 18th Street, New York, NY 10011. IAC is a leading media and Internet company comprised of widely known consumer brands such as Vimeo, Dotdash and Care.com, among many others, as well as HomeAdvisor, Angie’s List and Handy through its majority ownership of ANGI Homeservices.

Annex A, which is attached hereto and incorporated by reference herein, contains the following information concerning each director, executive officer and controlling person of IAC: (a) name and business address; (b) principal occupation or employment; and (c) the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted. To the knowledge of IAC, each of the persons named on Annex A (the “Annexed Persons”), is a United States citizen. During the last five years, neither IAC nor any Annexed Person (to the knowledge of IAC) has been: (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source or Amount of Funds or Other Consideration.

This Schedule 13D is being filed in connection with the closing on June 30, 2020 of the transactions contemplated by that certain Transaction Agreement (the “Transaction Agreement”), dated as of December 19, 2019 and amended as of April 28, 2020 and June 22, 2020, by and among: (i) IAC, (ii) the Delaware corporation formerly known as IAC/InterActiveCorp (“Old IAC”) and now known as Match Group, Inc. (“New Match”), (iii) Match Group Holdings II, LLC (formerly known as Valentine Merger Sub LLC), a Delaware limited liability company (“Match Merger Sub”), and (iv) the Delaware corporation formerly known as Match Group, Inc., which was merged into Match Merger Sub in connection with the transactions contemplated by the Transaction Agreement (“Old Match”) (collectively, the “Parties”).

In connection with the Separation, IAC became the beneficial owner of all 421,756,247 shares of Class B Common Stock, par value $0.001 per share, of ANGI Homeservices (the “Class B Common Stock”) that were beneficially owned by Old IAC prior to the Separation.

Item 4.         Purpose of Transaction.

The information contained in Items 5 and 6 of this Report on Schedule 13D is hereby incorporated by reference herein.

As described in Item 3 above, IAC acquired beneficial ownership of 421,756,247 shares of Class B Common Stock reported herein in connection with the Separation.

Each share of Class B Common Stock entitles the holder to ten votes on all matters on which the holders of the Class B Common Stock are entitled to vote. Shares of Class A Common Stock and Class B Common Stock vote together as a single class on all matters submitted to a vote of ANGI Homeservices’ stockholders. As a result, IAC beneficially owns shares of Class B Common Stock representing approximately 98.3% of the combined voting power of ANGI Homeservices’ capital stock outstanding as of May 1, 2020. Accordingly, IAC is in a position to control the outcome of substantially all matters submitted to the holders of capital stock of ANGI Homeservices, including, but not limited, to the election of directors (see “Board Matters” in the description of the Investor Rights

Agreement in Item 6 below), mergers and other business combinations. Subject to the fiduciary responsibilities of the directors of ANGI Homeservices, IAC, through its ability to control the outcome of any election of directors, is able to direct management policy, strategic direction and financial decisions of ANGI Homeservices.

IAC and its subsidiaries may, from time to time, depending on market conditions and other factors deemed relevant by IAC, acquire shares of Class A Common Stock and/or additional shares of Class B Common Stock, including pursuant to the Investor Rights Agreement and/or Employee Matters Agreement described in Item 6 below. IAC reserves the right to, and may in the future choose to, take such actions as it deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market or in a private transaction, all or a portion of the shares of the Class A Common Stock or Class B Common Stock which IAC now beneficially owns or may hereafter acquire.

Except as described herein, as of the date of this Schedule 13D, IAC has no plans or proposals which relate to or would result in any of the following actions:

•                  the acquisition by any person of additional securities of ANGI Homeservices or the disposition of securities of ANGI Homeservices;

•                  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ANGI Homeservices or any of its subsidiaries;

•                  a sale or transfer of a material amount of assets of ANGI Homeservices or any of its subsidiaries;

•                  any change in the present board of directors or management of ANGI Homeservices, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

•                  any material change in the present capitalization or dividend policy of ANGI Homeservices;

•                  any other material change in ANGI Homeservices’ business or corporate structure;

•                  changes in ANGI Homeservices’ articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of ANGI Homeservices by any person;

•                  causing a class of securities of ANGI Homeservices to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•                  a class of equity securities of ANGI Homeservices becoming eligible for termination of registration pursuant to Section 12(g)(4) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

•                  any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)         IAC beneficially owns 421,756,247 shares of Class B Common Stock, representing 100% of the outstanding shares of Class B Common Stock as of May 1, 2020. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis, at any time at the election of the holder of such shares. IAC is the beneficial owner of equity securities of ANGI Homeservices representing approximately 98.3% of the voting power of ANGI Homeservices’ capital stock and approximately 85.2% (on an as converted basis) of the outstanding shares of ANGI Homeservices’ capital stock.

(b)         IAC has (or its wholly owned subsidiaries have) the sole power to vote or direct the vote and to dispose or direct the disposition of the shares Class B Common Stock owned by IAC.

(c)          Except as described herein, IAC has not effected any transactions in the shares of Class A Common Stock during the past 60 days.

(d)         No person other than IAC (or its wholly owned subsidiaries) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock beneficially owned by IAC.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 29, 2017, Old IAC’s HomeAdvisor business and Angie’s List combined under a new publicly traded company called ANGI Homeservices Inc. (the “Combination”).  In connection with the Combination, Old IAC and ANGI Homeservices entered into certain agreements to govern the relationship between Old IAC and ANGI Homeservices following the Combination.  On June 30, 2020, Old IAC assigned these agreements to IAC in connection with the Separation.

Contribution Agreement

The Contribution Agreement, dated as of September 29, 2017, by and between IAC (as assignee of Old IAC) and ANGI Homeservices sets forth the agreements regarding the principal transactions pursuant to which the HomeAdvisor business of Old IAC was separated from Old IAC’s other businesses and the HomeAdvisor business, including its assets and liabilities and certain legal entities, were transferred to ANGI Homeservices prior to the effective time of the Combination (the “Effective Time”).

Under the Contribution Agreement, ANGI Homeservices agreed to indemnify, defend and hold harmless IAC and its subsidiaries and their respective current and former directors, officers and employees, from and against any losses arising out of certain assets, liabilities, operations and conduct of the HomeAdvisor business, including any failure by ANGI Homeservices to assume and perform any of the liabilities allocated to ANGI Homeservices in the Contribution Agreement. In addition, IAC agreed to indemnify, defend and hold harmless ANGI Homeservices and its affiliates and their respective current and former directors, officers and employees, from and against losses arising out of certain assets, liabilities, operations and conduct of the business of IAC or its subsidiaries (other than ANGI Homeservices and its subsidiaries), including any failure by IAC to assume and perform any of the liabilities allocated to IAC in the Contribution Agreement.

ANGI Homeservices and IAC also agreed to release the other party, the other party’s subsidiaries and their respective affiliates, successors, assigns, stockholders, directors, officers, agents and employees from all claims and other actions, of any nature, relating to claims, transactions or occurrences occurring prior to the completion of the Combination, including in connection with such transactions.

In addition, the Contribution Agreement sets forth a dispute resolution mechanism and also governs other matters related to the provision and retention of records, access to information and property, confidentiality, delayed transfer of assets and assumption of liabilities, cooperation in the preparation of ANGI Homeservices’ financial statements, licensing of certain intellectual property and cooperation with respect to governmental filings and third-party consents necessary to complete the transactions contemplated by the Contribution Agreement.

Investor Rights Agreement

The Investor Rights Agreement, dated as of September 29, 2017 (the “Investor Rights Agreement”), by and between IAC (as assignee of Old IAC) and ANGI Homeservices, sets forth certain registration, preemptive and governance rights of IAC with respect to ANGI Homeservices, as well as certain governance rights for the benefit of ANGI Homeservices stockholders other than IAC.

Registration Rights. IAC is entitled to request registrations of its shares of ANGI Homeservices common stock under the U.S. Securities Act of 1933, as amended (the “Securities Act”), including registration of shares to be distributed by means of an underwriting, subject to certain limitations. If ANGI Homeservices, at any time, intends to file on its behalf, or on behalf of any of its other securityholders, a registration statement in connection with a public offering of any of its securities on a form and in a manner that would permit the registration for offer and sale of ANGI Homeservices common stock held by IAC, IAC has the right to include its shares of ANGI Homeservices common stock in that offering. ANGI Homeservices is required to use its reasonable best efforts to qualify to register the sale of ANGI Homeservices securities on Form S-3 and, after ANGI Homeservices is so qualified, IAC may request that ANGI Homeservices facilitate the registration of IAC’s ANGI Homeservices shares under the Securities Act on Form S-3, subject to certain limitations. Any time a Form S-3 is, and remains, effective, IAC will be permitted to effect an unlimited number of non-underwritten offerings or shelf take-downs (which may be underwritten offerings) using Form S-3 without notice to or inclusion of any other securities held by ANGI Homeservices or any other persons or entities.

In connection with a distribution of all or any portion of the shares of ANGI Homeservices common stock held by IAC to IAC’s stockholders, IAC is entitled to registration rights with respect to such shares with any applicable federal or state governmental authority, and ANGI Homeservices is obligated to register such shares as requested by IAC and to list any shares of Class A Common Stock required to be delivered upon any conversion, exchange or transfer of such shares on each national securities exchange on which the Class A Common Stock is listed at the time of such distribution.

ANGI Homeservices is generally responsible for the registration expenses in connection with the performance of its obligations under the registration rights provisions in the Investor Rights Agreement, with the exception of underwriting discounts, commissions and transfer taxes, which will be borne by IAC with respect to any shares held by IAC that are registered and sold.

The Investor Rights Agreement also contains indemnification and contribution provisions by ANGI Homeservices for the benefit of IAC and its affiliates and representatives and by IAC for the benefit of ANGI Homeservices and its affiliates and representatives, in each case, with respect to written information furnished to and stated by the other party to be specifically included in any registration statement, prospectus or related document or any violation by the other party of the Securities Act or any similar federal or state securities law, rule or regulation in connection with the registration of any securities under the Investor Rights Agreement. Except in the case of intentional misrepresentation by IAC or by its affiliates or representatives, IAC’s indemnification obligations under the Investor Rights Agreement are capped at the net proceeds that IAC receives from the sale of securities that give rise to the applicable indemnification obligations.

Anti-Dilution Rights. If ANGI Homeservices issues or proposes to issue any shares of capital stock (with certain limited exceptions), including shares issued upon the exercise, conversion or exchange of options, warrants and convertible securities, IAC has a purchase right that permits it to purchase for cash at a price per share equal to the issue price, as defined in the Investor Rights Agreement, the following:

•                  with respect to an issuance of voting stock of ANGI Homeservices, up to a number of shares of the class of ANGI Homeservices voting stock issued in the issuance and one or more other classes of voting stock of ANGI Homeservices then authorized as is necessary for IAC to maintain a voting interest and equity interest in ANGI Homeservices equal to IAC’s voting interest and equity interest immediately prior to such issuance or proposed issuance (and if such maintenance is not possible, IAC has the ability to determine the mix of then authorized shares it will receive in its sole discretion, provided that the issuance may not result in IAC exceeding its pre-issuance equity interest or voting interest); or

•                  with respect to an issuance of non-voting stock of ANGI Homeservices, up to a number of shares of such class or classes of non-voting stock of ANGI Homeservices that would enable IAC to maintain the same equity interest in ANGI Homeservices as it had immediately prior to such issuance or proposed issuance and at least 80.1% ownership of the issued and outstanding shares of each class of ANGI Homeservices non-voting stock.

Board Matters. Pursuant to the Investor Rights Agreement, IAC has the right to nominate a certain number of the members of the board of directors of ANGI Homeservices (currently six) corresponding to its degree of equity and voting interest in ANGI Homeservices until such time as its equity and voting interest are both less than 10%, as well as appoint replacements of its designated directors should such individuals become unable or unwilling to serve.   The current director designees of IAC are Joseph Levin, Glenn H. Schiffman, Craig Smith, Mark Stein, Gregg Winiarski and Suzy Welch..

Employee Matters Agreement

The Employee Matters Agreement, dated as of September 29, 2017 (the “Employee Matters Agreement”), by and between IAC (as assignee of Old IAC) and ANGI Homeservices, addresses certain compensation and benefits matters related to the allocation of liabilities associated with: (i) employment or termination of employment; (ii) employee benefit plans; and (iii) equity awards.

The Employee Matters Agreement also provides that ANGI Homeservices will reimburse IAC for the cost of any IAC equity awards held by ANGI Homeservices employees and former employees; IAC may elect to receive payment either in cash or in shares of Class B Common Stock. The Employee Matters Agreement also provides that IAC may require stock appreciation rights granted prior to the closing of the Combination and equity awards in certain subsidiaries of ANGI Homeservices to be settled in either shares of IAC common stock or in shares of Class A Common Stock. To the extent shares of IAC common stock are issued in settlement, ANGI Homeservices will reimburse IAC for the cost of those shares by issuing to IAC additional shares of ANGI Homeservices Class A Common Stock in the case of stock appreciation rights granted prior to the closing of the Combination and additional shares of ANGI Homeservices Class B Common Stock in the case of equity awards in subsidiaries of ANGI Homeservices.

Lastly, pursuant to the Employee Matters Agreement, in the event of a distribution of the capital stock of ANGI Homeservices to IAC stockholders in a transaction intended to qualify as tax-free for U.S. federal income tax purposes, the Compensation Committee of the IAC board of directors has the exclusive authority to determine the treatment of outstanding IAC equity awards. Such authority includes (but is not limited to) the ability to convert all or a part of IAC equity awards outstanding immediately prior to the distribution into equity awards denominated in shares of Class A Common Stock, which ANGI Homeservices would be obligated to assume and which would be dilutive to ANGI Homeservices’ stockholders.

Tax Sharing Agreement

The Tax Sharing Agreement, dated as of September 29, 2017 (the “Tax Sharing Agreement”), by and between IAC (as an assignee of Old IAC) and ANGI Homeservices governs the parties’ respective rights, responsibilities and obligations with respect to tax matters, including responsibility for taxes attributable to ANGI Homeservices and its subsidiaries, entitlement to refunds, allocation of tax attributes, preparation of tax returns, certain tax elections, control of tax contests and other matters.

The Tax Sharing Agreement also addresses the parties’ respective rights, responsibilities and obligations with respect to a tax-free spin-off of its interest in ANGI Homeservices were IAC to undertake such a transaction. Under the Tax Sharing Agreement, each party generally is responsible for any taxes and related amounts imposed on IAC or ANGI Homeservices (or their respective subsidiaries) that arise from the failure of a future spin-off of IAC’s retained interest in ANGI Homeservices to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Section 368(a)(1)(D) and/or Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), to the extent that the failure to so qualify is attributable to (i) a breach of the relevant representations and covenants made by that party in the Tax Sharing Agreement or any representation letter provided in support of any tax opinion or ruling obtained by IAC with respect to the U.S. federal income tax treatment of such spin-off, (ii) an acquisition of such party’s equity securities (or certain arrangements or substantial negotiations or discussions with respect to certain such acquisitions), or (iii) solely with respect to ANGI Homeservices, any other action or failure to act by ANGI Homeservices after any such spin-off.

ANGI Homeservices and its subsidiaries generally are required to take any action reasonably requested by IAC to consummate a tax-free spin-off of IAC’s interest in ANGI Homeservices and will not take or fail to take any action that could reasonably be expected to prevent such a spin-off.

In addition, the Tax Sharing Agreement imposes certain restrictions on ANGI Homeservices and its subsidiaries during the two-year period following any future spin-off that are designed to preserve the tax-free status thereof. Specifically, during such period, except in specific circumstances, ANGI Homeservices and its subsidiaries generally are prohibited from: (i) entering into any transaction pursuant to which ANGI Homeservices stock would be acquired above a certain threshold, (ii) merging, consolidating or liquidating, (iii) selling or transferring assets above certain thresholds, (iv) redeeming or repurchasing stock (with certain exceptions), (v) altering the voting rights of ANGI Homeservices stock, (vi) taking or failing to take other actions inconsistent with representations or covenants in any tax opinion or private letter ruling documents or (vii) ceasing to engage in any active trade or business as defined in the Code.

Voting Power

IAC beneficially owns all of the outstanding shares of Class B Common Stock. Each share of Class B Common Stock entitles the holder thereof to ten votes on matters presented to stockholders of ANGI Homeservices, while each share of Class A Common Stock entitles the holder thereof to one vote on such matters. IAC currently beneficially owns shares of Class B Common Stock representing approximately 98.3% of the voting power of ANGI Homeservices’ capital stock. Due to the level of its ownership of voting stock, IAC has the ability to exercise substantial control and influence over ANGI Homeservices’ management and affairs.

Conversion of Shares of Class B Common Stock

Shares of Class B Common Stock may be converted into shares of Class A Common Stock at any time at the election of the holder thereof.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
7.1

Investor Rights Agreement, dated as of September 29, 2017, by and between IAC (as assignee of Old IAC) and ANGI Homeservices Inc. (filed as Exhibit 2.2 to Old IAC’s Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

7.2

Contribution Agreement, dated as of September 29, 2017, by and between IAC (as assignee of Old IAC) and ANGI Homeservices Inc. (filed as Exhibit 2.1 to Old IAC’s Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

7.3

Employee Matters Agreement, dated as of September 29, 2017, by and between IAC (as assignee of Old IAC) and ANGI Homeservices Inc. (filed as Exhibit 2.5 to Old IAC’s Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2020

IAC/INTERACTIVECORP

/s/ Gregg Winiarski
Gregg Winiarski
Executive Vice President, General Counsel & Secretary

ANNEX A

Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director, executive officer and controlling person of IAC/InterActiveCorp (“IAC”). The name of each person who is a director of IAC is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 555 West 18th Street, New York, NY 10011.

NAME AND PRINCIPAL BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED
Chelsea Clinton* c/o The Clinton Foundation 1271 Avenue of the Americas, 42nd Floor New York, NY 10020	Vice Chair	The Clinton Foundation

Barry Diller*	Chairman & Senior Executive	IAC

Michael D. Eisner* c/o The Tornante Company, LLC 233 South Beverly Drive, 2nd Floor Beverly Hills, CA 90212	Chairman	The Tornante Company, LLC

Bonnie S. Hammer* c/o NBCUniversal Content Studios 30 Rockefeller Plaza New York, NY 10112	Chairman	NBCUniversal Content Studios

Joey Levin*	Chief Executive Officer	IAC

Bryan Lourd* c/o CAA 9830 Wilshire Blvd. Beverly Hills, CA 90212	Partner and Managing Director	Creative Artists Agency

Victor Kaufman*	Vice Chairman	IAC

David S. Rosenblatt* c/o 1stdibs.com 51 Astor Place, 3rd Floor New York, NY 10003	Chief Executive Officer	1stdibs.com

Glenn H. Schiffman	Chief Financial Officer	IAC

Alan G. Spoon* c/o Northstar Advisors LLC 880 Winter Street, Suite 350 Waltham, MA 02451	Partner Emeritus	Polaris Partners

Mark Stein	Executive Vice President & Chief Strategy Officer	IAC

Gregg Winiarski	Executive Vice President, General Counsel & Secretary	IAC

Alexander von Furstenberg* c/o Ranger Global Advisors 9465 Wilshire Blvd. Beverly Hills, CA 90212	Founder and Chief Investment Officer	Ranger Global Advisors

Richard F. Zannino* c/o CCMP Capital Advisors, LLC 245 Park Avenue, 16th Floor New York, NY 10167	Managing Director	CCMP Capital Advisors